UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from                       to

Commission File Number: 001-07925

A.           Full title of the plan and the address of the plan, if different  from that of the issuer named below:

KDA Retirement Plan (formerly known as the KMA Retirement Plan)

c/o KYOCERA Document Solutions America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:             Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Kyocera Corporation

6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KDA Retirement Plan

Date: June 27, 2012	By:	/s/ Nicholas Maimone
Name: Nicholas Maimone
Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of EisnerAmper LLP	Filed herewith

KMA RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

(with supplementary information)

KMA RETIREMENT PLAN

*         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

KMA RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Administrator and Trustees of

THE KMA RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of KMA Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of KMA Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP

Edison, New Jersey

June 26, 2012

KMA RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS

Investments
At fair value:
Registered investment companies	$34,861,207	$35,945,566
Self-directed participant investments	166,546
Common stock	1,363,845	1,511,387
Stable Value Fund Common Trust Fund	12,400,094	11,544,901

Total investments	48,791,692	49,001,854

Notes receivable from participants	1,505,599	1,382,525

Net assets available for benefits at fair value	50,297,291	50,384,379

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(432,449)	(417,281)

Net assets available for benefits	$49,864,842	$49,967,098

See accompanying notes to financial statements

KMA RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Net realized/unrealized depreciation in fair value of investments	$(2,568,295)
Interest on notes receivable from participants	67,720
Dividends	1,308,024

Total investment loss	(1,192,551)

Contributions:
Employer, net of forfeitures	1,813,193
Participants	3,320,066
Rollover	514,740

Total contributions	5,647,999

Total additions	4,455,448

Deductions from net assets:
Benefits paid to participants	(4,554,070)
Administrative expenses	(3,634)
Total deductions	(4,557,704)

Net decrease	(102,256)

Net assets available for benefits:
Beginning of year	49,967,098

End of year	$49,864,842

See accompanying notes to financial statements

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN

The following description of the KMA Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]             General information:

The Plan was established on December 1, 1982 and was formerly known as the Kyocera Mita America, Inc. Savings and Investment Plan.  The Plan’s name was changed as of January 1, 2011. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of Kyocera Document Solutions America, Inc., formerly KMA.

Effective April 1, 2012 Kyocera Mita America, Inc. changed its name to KYOCERA Document Solutions America, Inc.  The name change was part of a global strategy initiated by the Company's parent.  In addition, the Company’s wholly owned subsidiary, Kyocera Technology Development, Inc. changed its name effective April 1, 2012 to KYOCERA Document Solutions Development America, Inc.  Accordingly, on April 1, 2012 the name of the Plan changed to the KDA Retirement Plan.

[2]             Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]             Contributions:

Each participant may elect to contribute from 1 to 75 percent, of his or her compensation, as defined, on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 5 percent (prior to the January 1, 2010 amendment, this limit was 3 percent) of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2011 the Matching Contribution was $1,813,193 (net of forfeitures of $12,783).

[4]             Vesting:

A participant is immediately vested in his or her contribution as well as the Company’s Discretionary Profit Sharing contribution, if any.  Effective January 1, 2009,  the Plan was amended such that participants would prospectively be 100% vested in all Matching Contributions made by the Company.  The Company’s Matching Contribution made to the Plan on or before December 31, 2008 will vest, in accordance with the table set forth below.

Percentage
Year of Services	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[4]             Vesting:  (continued)

After 5 years of service, the participants will become fully vested in all contributions made to the plan on or before December 31, 2008.

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]             Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions, which represent those Matching Contributions that are unvested, occur when the participant’s vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2011, the forfeited employer’s contribution including earnings on such forfeitures amounted to $12,872.  During 2011, $12,783 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions was $95 and $6 at December 31, 2011 and 2010, respectively.

[6]             Payment of benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)                      he or she has attained age 59½ or

(b)                     he or she is in immediate and heavy financial need, as defined.

The Committee has power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

[7]             Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[7]             Notes receivable from participants: (continued)

bear interest at the prime rate plus 1% per annum at inception. Rates ranged from 4.25% to 9.25% at December 31, 2011.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[8]             Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[9]             Plan expenses:

All general and administrative expenses of the Plan are paid by KDA.  Expenses incurred by participants, primarily related to loan processing fees are charged directly to the respective participants’ account.

[10]      Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)                      A lump sum or installment payment

(b)                     Transfer to any other qualified trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]             Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

[2]             Investments valuation and income recognition:

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D for discussion of fair value measurements.

Investment transactions are accounted for on a trade date basis.  Dividend income is recorded on the

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2]             Investments valuation and income recognition: (continued)

ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]    Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]    Payment of benefits:

Benefits are recorded when paid.

[5]    Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the accompanying footnotes and the changes in net assets available for benefits during the reporting period and when applicable and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31:

Investments	2011	2010
T. Rowe Price Stable Value Common Trust Fund (at contract value)	$11,967,645	$11,127,620
T. Rowe Price Growth Stock Fund	4,812,876	5,290,852
T. Rowe Price Equity Index 500 Fund	—	2,487,805
Pimco Total Return Fund Administrative Class	3,529,964	3,477,643

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

Registered investment companies	$2,217,786
Common stock - Kyocera Corporation	350,509

$2,568,295

NOTE D — FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE D — FAIR VALUE MEASUREMENTS (CONTINUED)

participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standards describes three levels of inputs:

Level 1                                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                          Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability; and

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use ofobservable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  FASB ASU No. 2010-06, among other things, requires purchases, sales, issuances, and settlements be presented on a gross basis for level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan’s financial statements.

Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Self-directed participant investments — Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value of shares held by the plan at year end.

Stable Value Common Trust Fund (“The Fund”): The Fund is primarily composed of synthetic investment contracts with multiple life insurance companies and fully benefit-responsive investment contracts which are classified as Level 2 investments.  Investments in The Fund are valued at the net assets value per unit computed on the balance sheet date or the redemption date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE D — FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011.

Investments	Level I	Level II	Level III	Total
Mutual Funds
Fixed Income	3,529,964		—	3,529,964
Balanced	11,521,673		—	11,521,673
Large U.S. Equity	10,460,844		—	10,460,844
Small/Mid U.S. Equity	4,678,317		—	4,678,317
International Equity	4,670,409		—	4,670,409
Kyocera Corporation
Common Stock	1,363,845			1,363,845
Self-directed investments	166,546		—	166,546
Stable Value Fund		12,400,094	—	12,400,094
Investments at Fair Value	36,391,598	12,400,094	—	48,791,692

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

Investments	Level I	Level II	Level III	Total
Mutual funds:
Fixed Income	$3,477,643	$—	$—	$3,477,643
Balanced	11,094,057	—	—	11,094,057
Large U.S. Equity	11,097,154	—	—	11,097,154
Small/Mid U.S. Equity	4,624,119	—	—	4,624,119
International Equity	5,652,593	—	—	5,652,593
Kyocera Corporation
Common Stock	1,511,387	—	—	1,511,387
Stable Value Fund	—	11,544,901	—	11,544,901
Investments at Fair Value	$37,456,953	$11,544,901	$—	$49,001,854

NOTE E - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated March 11, 2011 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE F - RELATED PARTY TRANSACTIONS

Certain investments are shares of registered investment companies and a common collective trust managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Plan custodian and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan were $3,634 for the year ended December 31, 2011.

At December 31, 2011 and 2010, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,363,845 and $1,511,387, respectively.

NOTE G – RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

NOTE H - MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-l fees.  12b-l fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds.  These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

NOTE I – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for plan years beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE J - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2011	2010

Net assets available for benefits per financial statements	$49,864,842	$49,967,098

Adjustment from contract value to fair value for fully benefit responsive investment contracts	432,449	417,281

Net assets available for benefits per Form 5500	$50,297,291	$50,384,379

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of investment income:

Year Ended
December 31,
2011

Total investment income per financial statements	$(1,192,551)

Adjustment from contract value to fair value for fully benefit responsive investment contracts	15,168

Total investment income per Form 5500	$(1,177,383)

SUPPLEMENTARY INFORMATION

KMA RETIREMENT PLAN

December 31, 2011

Employer Identification No. 95-2819506, Plan No. 002

Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price*	Stable Value Common Trust Fund, at fair value	$12,400,094
	Equity Income Fund	1,575,920
	Balanced Fund	1,508,296
	Equity Index 500 Fund	2,493,207
	Growth Stock Fund	4,812,876
	Mid-Cap Value Fund	1,578,842
	Small-Cap Value Fund	1,287,293
	Global Technology Fund	1,015,374
	Latin America Fund	1,351,333
	Global Stock Fund	914,029
	Emerging Europe & Mediterranean	475,946
	Retirement Income Fund	110,169
	Retirement 2005 Fund	442,496
	Retirement 2010 Fund	647,129
	Retirement 2015 Fund	1,073,463
	Retirement 2020 Fund	1,575,662
	Retirement 2025 Fund	1,591,257
	Retirement 2030 Fund	1,021,026
	Retirement 2035 Fund	693,100
	Retirement 2040 Fund	847,947
	Retirement 2045 Fund	576,176
	Retirement 2050 Fund	35,083
	Retirement 2055 Fund	156,138

Fred Alger & Company, Inc.	Alger Small-Cap Growth Institutional Fund	245,094

Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	3,529,964

Invesco Asian Pacific Growth A		33,390

Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	1,607,405

Franklin Templeton Investments Corp	Templeton Growth Fund A	880,337

Artisan Partners Limited Partnership	Artisan Mid-Cap Fund	1,538,525

Third Avenue Management LLC	Third Avenue Real Estate Value Fund	406,361

Janus Capital Corporation	Janus Twenty Fund	837,369

Kyocera Corporation*	Common stock	1,363,845

Tradelink investments	Common stock, mutual funds	166,546

Notes receivable from participants*	Interest rate – Prime plus 1% at inception	1,505,599

		$50,297,291

*Indicates Party-In-Interest to the Plan